United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale completes establishment of joint venture in Aliança Energia Rio de Janeiro, September 18th, 2025 - Following the Press Release disclosed to the market on March 31, 20251, Vale S.A. (“Vale” or the “Company”) informs the completion of the joint venture with Global Infrastructure Partners (“GIP”) in Aliança Geração de Energia S.A. (“Aliança Energia”), after all precedent conditions were met, including the consent and/or approval of regulatory authorities. Through the transaction, Vale received approximately US$ 1 billion2 in cash and now holds a 30% stake in the joint venture, while GIP now holds the remaining 70%. Aliança Energia will now fully consolidate the Sol do Cerrado solar complex and the Risoleta Neves Hydroelectric, both located in Minas Gerais, as well as six other hydropower plants in the state and three wind farms in Rio Grande do Norte and Ceará. This transaction guarantees Vale strategic energy volume at competitive costs, with prices set in US dollars without inflation adjustment, and it also supports maintaining the Company's energy matrix, which is 100% based on renewable sources in Brazil. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: Pedro.terra@vale.com Patrícia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 1 With the title “Vale establishes joint venture in Aliança Energia”, available here. 2 Estimated value, with immaterial variation. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 18, 2025		Director of Investor Relations